Falconridge Oil Technologies Corp.
#17 – 120 West Beaver Creek Rd.
Richmond Hill, Ontario
Canada L4B 1L2
Telephone: (905) 771-6551

September 16, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	H. Roger Schwall,
Assistant Director

Dear Sirs:

Re:      Falconridge Oil Technologies Corp. (the “Company”)
Amendment No. 7 to Registration Statement on Form S-1
Filed September 12, 2014
File No. 333-191018

Further to the filing of an amended registration statement on Form S-1/A #7 filed by the Company on September 12, 2014, the Company writes to you to respond to your letter addressed to the Company and dated September 10, 2014 regarding the Company’s Registration Statement on Form S-1/A #6. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Form S-1 Amendment No.6 filed August 25, 2014

General

1.
We note that although you have filed several periodic reports since completing your reverse merger on August 2, 2013, including an annual report for your fiscal year ended February 28, 2014, you continue to include a pro forma balance sheet depicting the reverse merge as if it occurred on February 28, 2013, and a pro forma statement of operations depicting the transaction as if it occurred at the beginning of your 2013 fiscal year.

Since you have subsequently filed a periodic report that includes a balance sheet reflecting your financial position after the merger, the pro forma balance sheet is no longer required and should be removed. Further, since you completed the acquisition during the second quarter of your 2014 fiscal year and have since filed your 2014 annual report, you would ordinarily need to update/replace the pro forma statement of operations with a pro forma statement of operations depicting the transaction as if it occurred at the beginning of your 2014 fiscal year to comply with Rule 8-05(b)(1) of Regulation S-X; this would include columns for your historical results of operations for the 2014 fiscal year, the historical results of operations of the accounting target for its fiscal quarter ended May 31, 2013 (derived from its previously filed 2013 third quarter interim and annual reports), also columns for any pro forma adjustments and the pro forma totals.

However, we note that the accounting target had been a shell company and that you did not identify a need for any pro forma adjustments in preparing your pro forma statement of operations. Given the foregoing, also considering the limited activity that would pertain to the accounting target for the quarter ended May 31, 2013, if you believe you could adequately address any pro forma effects of the transaction in a narrative, this may be provided in lieu of the pro forma statement mentioned above, consistent with Rule 11-02(b)(1) of Regulation S-X.

Response: The Company has revised the amended registration statement by providing a narrative to address any pro forma effects of the transaction.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

FALCONRIDGE OIL TECHNOLOGIES CORP.

Per: /s/ Alfred Morra
Alfred Morra
Director, Treasurer and Chief Financial Officer